The DIRECTV Group, Inc.

2230 East Imperial Highway

El Segundo, CA 90245

April 17, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F. Street N.E.

Washington D.C. 20549-3561

Re:          The DIRECTV Group, Inc.

Form 10-K for the year ended December 31, 2005 filed March 10, 2006

Commission File Number: 1-31945

Dear Mr. Spirgel:

In reference to your letter to us dated April 3, 2006, we hereby inform you that we will require additional time to adequately respond to your comments. Accordingly, we expect to file our response to your comments no later than May 1, 2006, or an additional 10 business days from our original requested filing date.

Please contact Pat Doyle, Senior Vice President, Controller and Treasurer at: (310) 964-0771 (phone), 310-964-0882 (fax), or patrick.doyle@directv.com (e-mail) should you have any questions or require additional information.

Sincerely,

/s/ Michael W. Palkovic

Michael W. Palkovic
Executive Vice President and Chief Financial Officer